[Logo of Environmental Power Corp]	Environmental Power Corporation One Cate Street, 4th Floor Portsmouth, New Hampshire 03801 Phone: (603) 431-1780 • Fax: (603) 431-2650

April 5, 2007

Securities and Exchange Commission

450 Fifth Street, N.W.

Washington, D.C. 20549

Attention: Secretary

RE:	Environmental Power Corporation –Registration Statement on Form S-3 (File No. 333- 138999)

Ladies and Gentlemen:

In accordance with Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended, a request is hereby made on behalf of Environmental Power Corporation that acceleration of the effectiveness of the above-captioned Registration Statement be granted for 4:00 p.m. on Monday, April 9, 2007 or as soon thereafter as practicable. In making this request, the Company acknowledges the following:

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Should the Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

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The action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve Environmental Power Corporation from its full responsibility for the accuracy and adequacy of the disclosure in the filing; and

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Environmental Power Corporation may not assert staff comments or the declaration of effectiveness as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

ENVIRONMENTAL POWER CORPORATION

By: /s/ Dennis Haines

Dennis Haines

Vice President and General Counsel

(Duly Authorized Signatory)